UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.1*)

Amer Sports, Inc.
(Name of Issuer)

Ordinary shares, par value EUR 0.0300580119630888 per share
(Title of Class of Securities)

G0260P102
(CUSIP Number)

Tse Kin Chung
Anta Sports Products Limited
16/F, Manhattan Place
23 Wang Tai Road, Kowloon Bay
Kowloon, Hong Kong SAR
Telephone: +852 2116 1660

with copies to:

Ning Zhang, Esq.
Morgan, Lewis & Bockius LLP
19th Floor, Edinburgh Tower, The Landmark
15 Queen's Road Central
Hong Kong SAR
Telephone: +852 3551 8690

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0260P102	13D	Page 2 of 8

1		NAMES OF REPORTING PERSONS.
ANTA Sports Products Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
232,328,780(1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
232,328,780(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
232,328,780(1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.5%(2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC; CO

(1) Represents (i) 218,915,443 ordinary shares of the Issuer directly held by ANLLIAN Sports Products Limited, which is wholly owned by ANTA Sports Products Limited, and (ii) 13,413,337 ordinary shares of the Issuer directly held by ANLLIAN HOLDCO (BVI) LIMITED, which is controlled by ANLLIAN Holdings Limited which in turn is wholly owned by ANTA Sports Products Limited.

(2) The beneficial ownership percentage of the total ordinary shares is calculated based on 546,359,667 ordinary shares outstanding immediately after the Issuer’s public offering as disclosed in its prospectus filed with the Securities Exchange and Commission on December 5, 2024 (assuming no exercise of the underwriters’ overallotment option to purchase additional ordinary shares).

CUSIP No. G0260P102	13D	Page 3 of 8

1		NAMES OF REPORTING PERSONS.
ANLLIAN Sports Products Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO; WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
218,915,443(1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
218,915,443(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
218,915,443(1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.1%(2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Represents 218,915,443 ordinary shares of the Issuer directly held by ANLLIAN Sports Products Limited.

(2) The beneficial ownership percentage of the total ordinary shares is calculated based on 546,359,667 ordinary shares outstanding immediately after the Issuer’s public offering as disclosed in its prospectus filed with the Securities Exchange and Commission on December 5, 2024 (assuming no exercise of the underwriters’ overallotment option to purchase additional ordinary shares).

CUSIP No. G0260P102	13D	Page 4 of 8

1		NAMES OF REPORTING PERSONS.
ANLLIAN Holdings Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
13,413,337(1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
13,413,337(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,413,337(1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.5%(2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Represents 13,413,337 ordinary shares of the Issuer directly held by ANLLIAN HOLDCO (BVI) LIMITED, which is controlled by ANLLIAN Holdings Limited.

(2) The beneficial ownership percentage of the total ordinary shares is calculated based on 546,359,667 ordinary shares outstanding immediately after the Issuer’s public offering as disclosed in its prospectus filed with the Securities Exchange and Commission on December 5, 2024 (assuming no exercise of the underwriters’ overallotment option to purchase additional ordinary shares).

CUSIP No. G0260P102	13D	Page 5 of 8

1		NAMES OF REPORTING PERSONS.
ANLLIAN HOLDCO (BVI) LIMITED
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
13,413,337(1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
13,413,337(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,413,337(1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.5%(2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Represents 13,413,337 ordinary shares of the Issuer directly held by ANLLIAN HOLDCO (BVI) LIMITED.

(2) The beneficial ownership percentage of the total ordinary shares is calculated based on 546,359,667 ordinary shares outstanding immediately after the Issuer’s public offering as disclosed in its prospectus filed with the Securities Exchange and Commission on December 5, 2024 (assuming no exercise of the underwriters’ overallotment option to purchase additional ordinary shares).

CUSIP No. G0260P102	13D	Page 6 of 8

Explanatory Note

This Amendment No.1 (this “Amendment”) amends the initial statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on February 15, 2024 by the Reporting Persons (the “Schedule 13D”) with respect to the ordinary shares, par value EUR 0.0300580119630888 per share (the “Ordinary Shares”), of Amer Sports, Inc., a company organized under the laws of the Cayman Islands (the “Issuer”). Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

As disclosed in the Issuer’s prospectus filed with the Commission on December 5, 2024, the Issuer issued 40,800,000 Ordinary Shares (assuming no exercise of the underwriters’ overallotment option to purchase additional Ordinary Shares) in a public offering. As a result, the total number of outstanding Ordinary Shares of the Issuer increased and the holdings of the Reporting Persons were accordingly diluted, leading to a decrease of the beneficial ownership percentages of the Reporting Persons in the Issuer, which the Reporting Persons are reporting in this Amendment.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) As of the date hereof, (i) ANTA Sports, because of its position as the sole shareholder of each of ANLLIAN Sports and ANLLIAN Holdings, may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 232,328,780 Ordinary Shares or 42.5% of the outstanding Ordinary Shares, (ii) ANLLIAN Sports directly owns 218,915,443 Ordinary Shares or 40.1% of the outstanding Ordinary Shares, (iii) ANLLIAN Holdings, as the sole holder of the voting equity of ANLLIAN HOLDCO, may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own the 13,413,337 Ordinary Shares or 2.5% of the outstanding Ordinary Shares directly held by ANLLIAN HOLDCO, and (iv) ANLLIAN HOLDCO directly owns 13,413,337 Ordinary Shares or 2.5% of the outstanding Ordinary Shares. The foregoing percentages are all calculated based on 546,359,667 Ordinary Shares outstanding immediately after the Issuer’s public offering as disclosed in its prospectus filed with the Commission on December 5, 2024 (assuming no exercise of the underwriters’ overallotment option to purchase additional Ordinary Shares). The other persons listed on Schedule A beneficially own such amounts of Ordinary Shares as set forth therein.

(b) As of the date hereof, each of ANLLIAN Sports, ANLLIAN HOLDCO, ANLLIAN Holdings and ANTA Sports has shared power to vote or to direct the voting and to dispose or to direct the disposition of the Ordinary Shares directly or beneficially owned by them (as the case may be) as specified in Item 5(a) above. The other persons listed on Schedule A have sole or shared power to vote or to direct the voting and to dispose or to direct the disposition of such amounts of Ordinary Shares as set forth therein.

(c) Except as disclosed in the Schedule 13D and this Amendment, the Reporting Persons and, to the knowledge of the Reporting Persons, the other persons listed on Schedule A, have not engaged in any transactions in the Ordinary Shares in the past 60 days.

(d) No person other than the Reporting Persons and the persons listed on Schedule A is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities reported herein.

(e) Not applicable.

CUSIP No. G0260P102	13D	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 10, 2024

ANTA Sports Products Limited

By:	/s/ Lai Shixian
Name:	Lai Shixian
Title:	Director

ANLLIAN Sports Products Limited

By:	/s/ Lai Shixian
Name:	Lai Shixian
Title:	Director

ANLLIAN Holdings Limited

By:	/s/ Lai Shixian
Name:	Lai Shixian
Title:	Director

ANLLIAN HOLDCO (BVI) LIMITED

By:	/s/ Lai Shixian
Name:	Lai Shixian
Title:	Director

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

SCHEDULE A of the Schedule 13D is hereby amended and restated in its entirety as follows:

SCHEDULE A

Directors and Executive Officers of Each of Reporting Persons

The business address of each of the following directors and executive officers is 16/F, Manhattan Place, 23 Wang Tai Road, Kowloon Bay, Kowloon, Hong Kong SAR.

Name	Position with Reporting Person	Present Principal Occupation	Citizenship	Shares Beneficially Owned
Ding Shizhong	Director and Board Chairman of Anta Sports; Director of ANLLIAN Sports and ANLLIAN HOLDCO	Board Chairman of Anta Sports; Board Chairman of the Issuer	People’s Republic of China	3,800,000 Ordinary Shares

Ding Shijia	Director of Anta Sports and ANLLIAN Sports	-	People’s Republic of China (Hong Kong SAR)	3,800,000 Ordinary Shares

Lai Shixian	Director and Co-Chief Executive Officer of Anta Sports; Director of ANLLIAN Sports, ANLLIAN Holdings and ANLLIAN HOLDCO	Co-Chief Executive Officer of Anta Sports	People’s Republic of China (Hong Kong SAR)	-

Wu Yonghua	Director and Co-Chief Executive Officer of Anta Sports	Co-Chief Executive Officer of Anta Sports	People’s Republic of China (Hong Kong SAR)	536,791 Ordinary Shares

Zheng Jie	Director of Anta Sports	Chief Executive Officer of the Issuer	People’s Republic of China	2,332,502 Ordinary Shares*

Bi Mingwei	Director and Chief Financial Officer of Anta Sports	Chief Financial Officer of Anta Sports	People’s Republic of China	-

Yiu Kin Wah Stephen	Independent Non-Executive Director of Anta Sports	-	United Kingdom	9,000 Ordinary Shares

Lai Hin Wing Henry Stephen	Independent Non-Executive Director of Anta Sports	-	People’s Republic of China (Hong Kong SAR)	-

Wang Jiaqian	Independent Non-Executive Director of Anta Sports	-	People’s Republic of China (Hong Kong SAR)	-

Xia Lian	Independent Non-Executive Director of Anta Sports	General manager of Vista Education Technology (Shenzhen) Co., Ltd.	People’s Republic of China	-
* Among such shares, 481,770 shares were acquired by Mr. Zheng Jie by exercising his options at a per share price of US$7.680 on October 15, 2024, which is within 60 days of this Amendment.